                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-76185

Prospectus

                       APPLIED MICRO CIRCUITS CORPORATION

                        2,908,587 shares of Common Stock

     The common stock offered by this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 3 in determining whether to purchase the common stock.

                   ----------------------------------------

     The selling stockholders identified on page 20 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 18. We will not receive any portion of the proceeds from the sale of these shares.

     Applied Micro Circuits Corporation's common stock is quoted on the Nasdaq National Market under the symbol "AMCC".

     On April 9, 1999, the last sale price of the common stock on the Nasdaq National Market was $43.625 per share.

======================================================================================================
                                                                Underwriting
                                              Price to         Discounts and        Proceeds to
                                               Public           Commissions     Selling Stockholders
------------------------------------------------------------------------------------------------------
Per Share............................      See Text Above      See Text Above      See Text Above
Total................................
------------------------------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

     The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 The date of this prospectus is  April 15, 1999

                               TABLE OF CONTENTS

THE COMPANY.............................................................    3

RISK FACTORS............................................................    3

USE OF PROCEEDS.........................................................   18

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS........................   18

PLAN OF DISTRIBUTION....................................................   18

SELLING STOCKHOLDERS....................................................   20

LEGAL MATTERS...........................................................   22

EXPERTS.................................................................   22

WHERE YOU CAN FIND MORE INFORMATION.....................................   22

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or seek offers to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                  THE COMPANY

     Applied Micro Circuits Corporation designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. We utilize a combination of high-frequency mixed-signal design expertise, system-level knowledge and multiple silicon process technologies to offer IC products for the telecommunications markets that address the SONET/SDH and ATM transmission standards and for the data communications markets that address the Gigabit Ethernet, ATM and Fibre Channel transmission standards. We also leverage our technology to provide solutions for the ATE, high-speed computing and military markets. Our customers include 3Com, Alcatel, Cisco Systems, Compaq, Hughes Electronics, Nortel, Sun Microsystems and Teradyne. We have developed multiple generations of many of our products. In the telecommunications market, we provide ATM and SONET/SDH physical layer transceivers, overhead processors, physical media devices and clock recovery and synthesis units for the OC-3, OC-12 and OC-48 standards, and are currently developing OC-192 chips. In the data communications market, we provide physical layer transceivers for serial backplane, Gigabit Ethernet and Fibre Channel applications. In the high-speed computing market, we provide PCI controllers and high-frequency clock drivers and clock generators. In addition, we also provide high-performance, low-power application-specific integrated circuit products for the ATE and military markets.

     Applied Micro Circuits Corporation was originally incorporated in California on April 9, 1979 and reincorporated in Delaware in April 1987. The company commenced operating in April 1979.

     Our principal executive offices are located at 6290 Sequence Drive, San Diego, CA 92121, and our telephone number is (619) 450-9333. As used in this prospectus, "we," "us," "our" and "AMCC" refer to Applied Micro Circuits Corporation, a Delaware corporation and its wholly owned subsidiaries..

                                  RISK FACTORS

     An investment in the common stock offered by this prospectus involves a high degree of risk. Prospective purchasers of the common stock offered by this prospectus should carefully consider the following risk factors in addition to the other information appearing in or incorporated by reference into this prospectus. This prospectus includes forward-looking statements based upon current expectations that involve risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. We use words such as "anticipate," "believe," "expect," "future" and "intend" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

Our operating results may fluctuate because of many factors, many of which are beyond our control.

     If our operating results are below the expectations of public market analysts or investors, then the market price of our common stock could be materially and adversely affected.

     Some of the factors that affect our quarterly and annual results, but which are difficult to control or predict are:

     .  the rescheduling or cancellation of orders by customers;
     . fluctuations in the timing and amount of customer requests for product shipments;
     .  fluctuations in manufacturing output, yields and inventory levels;

     .  changes in the mix of products that our customers buy;
     . our ability to introduce new products and technologies on a timely basis;
     . the announcement or introduction of products and technologies by our competitors;
     . the availability of external foundry capacity, purchased parts and raw materials;
     .  competitive pressures on selling prices;
     . the amounts and timing of costs associated with warranties and product returns;
     .  the amounts and timing of investments in research and development;
     .  market acceptance of our products and of our customers' products;
     . the timing of depreciation and other expenses that we expect to incur in connection with our proposed new wafer fabrication facility;
     . costs associated with compliance with applicable environmental regulations or remediation;
     . costs associated with future litigation, if any, including without limitation, litigation or settlements relating to the use or ownership of intellectual property;
     . general semiconductor industry conditions; and . general economic conditions, including, but not limited to, economic conditions in Asia.

     Our expense levels are relatively fixed and are based, in part, on our expectations of future revenues. We are continuing to increase our operating expenses for personnel and new product development. However, we have a limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our business, financial condition and operating results would be adversely affected if we do not achieve increased revenues. We can have revenue shortfalls for a variety of reasons, including:

     . significant pricing pressures that occur because of declines in average selling prices over the life of a product;
     . sudden shortages of raw materials or production capacity constraints that lead producers to allocate available supplies or capacity to customers with resources greater than us and, in turn, interrupt our ability to meet our production obligations;
     . fabrication or test capacity constraints for internally manufactured devices which interrupt our ability to meet our production obligations; and
     .  the rescheduling or cancellation of customer orders.

     In addition, our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Due to the absence of substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In addition, from time to time, in response to anticipated long lead times to obtain inventory and materials from our outside foundries, we may order materials in advance of anticipated customer demand, which might result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render the customer's products less marketable. Furthermore, we currently anticipate that an increasing portion of our revenues in future periods will be derived from sales of application-specific standard products ("ASSPs"), as compared to application-specific integrated circuits ("ASICs"). Customer orders for ASSPs typically have shorter lead times than orders for ASICs, which may make it increasingly difficult for us to predict revenues and inventory levels and adjust production appropriately in future periods. If we are unable to plan inventory and production levels effectively, our financial condition and operating results could be materially adversely affected.

     One example of the volatility of our results is that we experienced revenue fluctuations and incurred net losses in fiscal 1995 and 1996. These revenue fluctuations and net losses were caused by the termination of a relationship with a strategic foundry partner, decreased orders from two major customers, charges associated with a reduction in the company's workforce and charges for excess inventory. Accordingly, we believe that period-to-period comparisons of operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

Our operating results depend substantially on our manufacturing yields, which may not meet expectations.

     AMCC Fabrication

     We manufacture most of our semiconductors at our San Diego facility. Our yields can decline whenever a substantial percentage of wafers must be rejected or a significant number of die on each wafer are nonfunctional. Such declines can be caused by many factors over which we have little or no control, including minute levels of contaminants in the manufacturing environment, design issues, defects in masks used to print circuits on a wafer and difficulties in the fabrication process. Unfortunately, the ongoing expansion of the manufacturing capacity of our existing wafer fabrication facility could increase the risk of contaminants in the facility. In addition, many of these problems are difficult to diagnose, time consuming and expensive to remedy and can result in shipment delays.

     Because the majority of our costs of manufacturing are relatively fixed, maintenance of the number of shippable die per wafer is critical to our results of operations. Yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. In the past we experienced yield problems in connection with the manufacture of our products. For example, in the second quarter of fiscal 1997 we experienced a decrease in internal yields primarily due to increasing volume production of a single product at less than normal production yields in support of a customer's delivery requirements. This decrease in internal yields adversely impacted our gross margin for the quarter by approximately $600,000. We estimate yields per wafer in order to estimate the value of inventory. If yields are materially different than projected, work-in-process inventory may need to be revalued. We have in the past and may in the future from time to time take inventory write-downs as a result of decreases in manufacturing yields. We may suffer periodic yield problems in connection with new or existing products or in connection with the commencement of production in our proposed new manufacturing facility or the transfer of our operations to this facility.

     Fabrication by Third Parties

     Semiconductor manufacturing yields are a function both of product design and process technology. When our products are manufactured by an outside foundry, the process technology is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between ourselves and our manufacturer. In some cases this risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems.

     If we develop relationships with additional outside foundries, yields could be adversely affected due to difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of the new foundries. Because of our limited access to wafer fabrication capacity from outside foundries for certain products, any decrease in manufacturing yields of such products could result in an increase in our per unit costs for such products and force us to allocate available product supply among customers, which could potentially adversely impacting customer relationships as well as revenues and gross margin. Our outside foundries may not achieve or maintain acceptable manufacturing yields in the future. Furthermore, we also face the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process.

Our business strategy is based on increasing dependence on telecommunications and data communications markets.

     An important part of our strategy is to continue our focus on the telecommunications market and to leverage our technology and expertise to penetrate further the data communications market for high-speed ICs. If we are unable to penetrate these markets further, our short and long term business will suffer. In the short term, we may experience reduced revenues. In the long term, our revenues could stop growing and may decline. We anticipate that sales to our other traditional markets will grow more slowly or not at all and, in some instances, as in the case of military markets, may decrease over time.

     The telecommunications and data communications markets are characterized by:

     .  extreme price competition;
     .  rapid technological change;
     . industry standards that are continually evolving; and . in many cases, short product life cycles.

     These markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis.
If our products are unable to support the new features or performance levels required by OEMs in these markets, we would be likely to lose business from an existing or potential customer and, moreover, would not have the opportunity to compete for new design wins until the next product transition occurs. If we fail to develop products with required features or performance standards for the telecommunications or data communications markets, or if we experience a delay as short as a few months in bringing a new product to market, or if our telecommunications or data communications customers fail to achieve market acceptance of their products, our revenues could be significantly reduced for a substantial period.

     A significant portion of our revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on the Synchronous Optical Network, or SONET, and Synchronous Digital Hierarchy, or SDH, transmission standards and the Asynchronous Transfer Mode, or ATM, transmission standard. If the communications market evolves to new standards, we may not be able to successfully design and manufacture new products that address the needs of our customers or gain substantial market acceptance. Although we have developed products for the Gigabit Ethernet and Fibre Channel communications standards, volume sales of these products are modest, and we may not be successful in addressing the market opportunities for products based on these standards.

Our business could be adversely affected if we do not adequately address the risks associated with our recent acquisition of Cimaron Communications Corporation.

     On March 17, 1999, we completed the acquisition of Cimaron Communications Corporation. This transaction is accompanied by a number of risks, including:

     . the difficulty of assimilating the operations and personnel of Cimaron; . the potential disruption of AMCC's and Cimaron's ongoing business and distraction of management;
     .  possible unanticipated expenses related to technology integration;
     . the potential impairment of relationships with employees and customers as a result of any integration of new management personnel; and
     .  potential unknown liabilities associated with acquired businesses.

     We may not be successful in addressing these risks or any other problems encountered in connection with the Cimaron acquisition.

     In addition, the market price of our common stock could decline as a result of the merger if:

     .  the integration of AMCC and Cimaron is unsuccessful;
     . the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts;
     . the effect of the merger on the combined company financial results is not consistent with the expectations of financial analysts; or

     . the management of Cimaron employees who are geographically distant from our headquarters, but engaged in developing technology and products that are vital for our future revenues.

     We intend to account for the merger under the pooling of interests accounting and financial reporting rules. To qualify the merger as a pooling of interests for accounting purposes, AMCC and Cimaron and their respective affiliates must meet the criteria for pooling of interests accounting established in opinions published by the Accounting Principles Board and interpreted by the Financial Accounting Standards Board and the Commission. These opinions are complex, and the interpretation of them is subject to change. Consummation of the merger was conditioned, among other things, upon the receipt by us of a letter from our independent accountants that, subject to customary qualifications, they concur with management's conclusion that no conditions exist that would preclude AMCC and Cimaron from being parties to a business combination that would be accounted for as a pooling of interests. However, the availability of pooling of interests accounting treatment for the merger depends in part, upon circumstances and events occurring after the effective time. For example, there must be no significant changes in the business of the combined company, including significant dispositions of assets, for a period of two years following the effective time. Further, our affiliates and Cimaron's affiliates must not sell, or otherwise reduce their risk with respect to, any shares of either AMCC and Cimaron capital stock, except for a deminimus number as defined by certain Commission rules and regulations, during the period beginning 30 days before the effective time and continuing until the day that we publicly announce financial results covering at least 30 days of combined operations of AMCC and Cimaron after the merger. We expect that such combined financial results will be published in late April 1999. If our affiliates or Cimaron's affiliates sell their shares of AMCC common stock prior to that time despite a contractual obligation not to do so, the merger may not qualify for accounting as a pooling of interests for financial reporting purposes. The failure of the merger to qualify for pooling of interests accounting treatment for financial reporting purposes for any reason would materially and adversely affect our reported earnings and likely, the price of our common stock.

Our business strategy is also based on increasing dependence on application-specific standard products.

     We have under development a number of ASSPs for the telecommunications and data communications markets, from which we expect to derive an increasing portion our future revenues. However, we have a limited operating history in selling ASSPs, particularly to customers in the telecommunications and data communications markets. In addition, our relationships with certain customers in these markets have only been established recently. Our future success in selling ASSPs, and in particular, selling ASSPs to customers in the telecommunications and data communications markets, will depend in large part on whether our ASSPs are developed on a timely basis and whether such products achieve market acceptance among new and existing customers, and on the timing of the commencement of volume production of products in corporating our ASSPs, if at all. We have in the past encountered difficulties in introducing new products in accordance with customers' delivery schedules and initial expectations. We may encounter similar difficulties in the future, and we may not be able to develop and introduce ASSPs in a timely manner so as to meet customer demands.

We currently depend on the automated test equipment market, and that market has recently experienced declines in demand.

     We have historically derived significant revenues from product sales to customers in the Automated Test Equipment, or ATE, market and currently anticipate that we will continue to derive significant revenues from sales to customers in this market in the near term. During the past year, customers in the ATE market have experienced decreased demand due primarily to slower growth in the semiconductor industry and economic turmoil in Asia. Accordingly, our net revenues in the ATE market has declined for three consecutive quarters as of December 31, 1998, and we believe that our revenue from the ATE market may decline further.

We depend on the high-speed computing market, but we believe that the average selling prices of our IC products for the high-speed computing market will decline in future periods and that our gross margin on sales of such products may also decline in future periods.

     The market for high-speed computing IC products is subject to extreme price competition, and we may not be able to reduce the costs of manufacturing high-speed computing IC products in response to declining average selling prices. Even if we successfully utilize new processes or technologies to reduce the manufacturing costs of our high-speed computing products in a timely manner, our customers in the high-speed computing market may not purchase these products.

     Furthermore, we expect that certain competitors may seek to develop and introduce products that integrate the functions performed by our high-speed computing IC products on a single chip. In addition, one or more of our customers may choose to utilize discrete components to perform the functions served by our high-speed computing IC products or may use their own design and fabrication facilities to create a similar product. In either case, the need for high-speed computing customers to purchase our IC products could be eliminated.

Our markets are subject to rapid technological change, so our success depends heavily on our ability to develop and introduce new products

     The markets for our products are characterized by:

     .  rapidly changing technologies;
     .  evolving and competing industry standards;
     .  short product life cycles;
     .  changing customer needs;
     .  emerging competition;
     .  frequent new product introductions and enhancements;
     . increased integration with other functions; and . rapid product obsolescence.

     To develop new products for these markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to develop technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products, particularly ASSPs, that meet customers' changing needs. We also must respond to changing industry standards, trends towards increased integration and other technological changes on a timely and cost-effective basis. Furthermore, if we fail to achieve design wins with key customers our business will be significantly hurt because once a customer has designed a supplier's product into its system, the customer typically is extremely reluctant to change its supply source due to significant costs associated with qualifying a new supplier.

     Products for telecommunications and data communications applications, as well as for high-speed computing applications, are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by major systems manufacturers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

The markets in which we compete are highly competitive and subject to rapid technological change, price erosion and heightened international competition.

     The telecommunications, data communications, ATE and high-speed computing industries are intensely competitive. We believe that the principal factors of competition in our markets are price, product performance, product quality and time-to-market. Our ability to compete successfully in our markets depends on a number of factors, including:

     . success in designing and subcontracting the manufacture of new products that implement new technologies;
     .  product quality;
     .  reliability;
     .  price;
     .  the efficiency of production;
     .  design wins for our IC products;
     . expansion of production of our products for particular systems manufacturers;
     .  end-user acceptance of the systems manufacturers' products;
     . market acceptance of competitors' products; and . general economic conditions.

     In addition, our competitors may offer enhancements to existing products or offer new products based on new technologies, industry standards or customer requirements that are available to customers on a more timely basis than comparable products from us or that have the potential to replace or provide lower-cost alternatives to our products. The introduction of enhancements or new products by our competitors could render our existing and future products obsolete or unmarketable. In addition, we expect that certain of our competitors and other semiconductor companies may seek to develop and introduce products that integrate the functions performed by our IC products on a single chip, thus eliminating the need for our products.

     In the communications markets, we compete primarily against Giga, Hewlett-Packard, Lucent, Maxim, Philips, Sony, Texas Instruments, Rockwell International, TriQuint and Vitesse. Some of these companies use gallium arsenide ("GaAs") process technologies for certain products. In certain circumstances, most notably with respect to ASICs supplied to Nortel, our customers or potential customers have internal IC manufacturing capabilities. In the ATE market, our products compete primarily against GaAs based products offered by Vitesse and silicon ECL and BiCMOS products offered principally by semiconductor manufacturers such as Analog Devices, Lucent Technologies and Maxim. In the high-speed computing market, we compete primarily against Chrontel, Cypress, ICS, PLX and Tundra. Many of these companies and potential new competitors have significantly greater financial, technical, manufacturing and marketing resources than we do.

If we are not successful in expanding the capacity of our existing fabrication facility and in constructing our new facility on time and within budget, we may face serious capacity constraints.

     We currently manufacture a majority of our IC products at our four-inch wafer fabrication facility located in San Diego, California. We believe that we will be able to satisfy our production needs from this fabrication facility through 2001, although this date may vary depending on, among other things, our rate of growth. However, if we cannot expand the capacity of this facility on a timely basis, we could experience significant capacity constraints that could render us unable to meet customer demand or force us to spend more to make wafers to meet demand. We will be required to hire, train and manage additional production personnel in order to increase production capacity as scheduled.

     Based on our current forecasts of future need for manufacturing capacity, we have tentative plans for the construction of a new six-inch wafer fabrication facility, initially to complement, and potentially to replace, our existing facility in San Diego. We are also exploring other alternatives for the expansion of our manufacturing capacity, including purchasing a wafer fabrication facility or entering into strategic relationships to obtain additional capacity. In July 1998 we acquired the right to purchase, in the form of a ground lease, a parcel of land as a site for our new wafer fabrication facility. This parcel of land is located approximately one quarter mile from our headquarters in San Diego, California. The Company has made payments of $1.0 million related to this ground lease through December 31, 1998. In December 1998, the Company exercised this right to acquire the land and will be required to make additional payments of approximately $3.7 million. We currently plan to acquire the site to which we have rights by mid-1999, to initiate construction of the new facility during 2000 and to complete the physical plant during 2001. Following the completion of the physical plant, we must install equipment and perform necessary testing prior to commencing commercial production at the facility, a process which we anticipate will take at least nine months. Accordingly, we believe the new facility will not commence commercial production prior to late 2001. We estimate that the cost of the new wafer fabrication facility will be at least $80.0 million, of which at least $35.0 million relates to the purchase of land and construction of the building and at least $45.0 million relates to capital equipment purchases necessary to establish the initial manufacturing capacity of the facility. We intend to fund approximately $24.0 million of the total cost of the new facility with a portion of the proceeds from our initial and secondary public offering, which are now invested in short-term investments. The balance of the cost of this facility is expected to be funded through a combination of available cash, cash equivalents and short-term investments, cash from operations and additional debt, lease or equity financing. We may not be able to obtain the additional financing necessary to fund the construction and completion of the new manufacturing facility. In addition, the rights to acquire the site for our proposed new manufacturing facility are subject to certain conditions, and, as a result, we may experience delays in acquiring the site or, if the site becomes unavailable, in finding a new site for the potential wafer fabrication facility. Our existing wafer fabrication facility is, and its proposed new wafer fabrication facility is expected to be, located in California and these facilities may be subject to natural disasters such as earthquakes or floods. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our existing manufacturing facility and in connection with our proposed new wafer fabrication facility may adversely affect our gross margin in any future fiscal period.

     The construction of the new wafer fabrication facility entails significant risks, including:

     .  shortages of materials and skilled labor;
     .  unforeseen environmental or engineering problems;
     .  work stoppages;
     .  weather interferences; and
     .  unanticipated cost increases.

     Any one of these risks could have a material adverse effect on the building, equipping and production start-up of the new facility. In addition, unexpected changes or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits could involve significant additional costs and delay the scheduled opening of the facility and could reduce our anticipated revenues. Also, the timing of commencement of operation of the new facility will depend upon the availability, timely delivery and successful installation and testing of the necessary process equipment. As a result of the foregoing and other factors, the new facility may not be completed and in volume production within its current budget or within the period currently scheduled. Furthermore, we may be unable to achieve adequate manufacturing yields in the proposed new fabrication facility in a timely manner, and our revenues may not increase commensurate with the anticipated increase in manufacturing capacity associated with the new facility. In addition, in the future, we may be required for competitive reasons to make capital investments in the existing wafer fabrication facility or to accelerate the timing of the construction of our new wafer fabrication facility in order to expedite the manufacture of products based on more advanced manufacturing processes.

     The successful operation of our proposed new wafer fabrication facility, if completed, as well as our overall production operations, will also be subject to numerous risks. We have no prior experience with the operation of the equipment or the processes involved in producing finished six-inch wafers, which differ significantly from those involved in the production of four-inch wafers. We will be required to hire, train and manage production personnel in order to effectively operate the new facility. We do not have sufficient excess production capacity at our existing San Diego facility to fully offset any failure of the proposed new wafer fabrication facility to meet planned production goals. We may transfer current San Diego manufacturing operations into the proposed new wafer fabrication facility subsequent to its completion. Should this transfer occur, we may experience delays in completing product testing and documentation required by customers to qualify or requalify our products from this facility. We will also have to effectively coordinate and manage two manufacturing facilities to successfully meet overall production goals. We have no experience in coordinating and managing production facilities that are located at different sites or in the transfer of manufacturing operations from one facility to another. As a result of these and other factors, our failure to successfully operate the proposed new wafer fabrication facility, to successfully coordinate and manage the two sites or to transfer our manufacturing operations could adversely affect our overall production.

The markets for our products are characterized by rapid changes in manufacturing process technologies; therefore, to provide competitive products to our target markets, we must develop or otherwise gain access to improved process technologies.

     Our future success will depend, in large part, upon our ability to continue to improve existing process technologies, to develop new process technologies including silicon germanium, or SiGe, processes, and to adapt our process technologies to emerging industry standards. In the future, we may be required to transition one or more of our products to process technologies with smaller geometries, other materials or higher speeds in order to reduce costs and/or improve product performance. We may not be able to improve our process technologies and develop or otherwise gain access to new process technologies, including, but not limited to SiGe process technologies, in a timely or affordable manner. In addition, products based on these technologies may not achieve market acceptance.

Our dependence on third-party manufacturing and supply relationships increases the risk that we will not have an adequate supply of products to meet demand or that our cost of goods will be higher than expected.

     We rely on outside foundries for the manufacture of certain products, including all of our products designed on CMOS processes and all products that we anticipate will be designed on silicon germanium processes. We generally do not have long-term wafer supply agreements with our outside foundries that guarantee wafer or product quantities, prices or delivery lead times. Instead, our products that are manufactured by outside foundries are manufactured on a purchase order basis. We expect that, for the foreseeable future, certain products will be manufactured by a single outside foundry. Because establishing relationships with new outside foundries takes several months, there is no readily available alternative source of supply for these products. A manufacturing disruption experienced by one or more of our outside foundries would impact the production of certain of our products for a substantial period of time. Furthermore, the transition to the next generation of manufacturing technologies at one or more of our outside foundries could be unsuccessful or delayed.

     There are additional risks associated with our dependence upon third-party manufacturers for certain products. These include, but are not limited to:

     .  reduced control over delivery schedules and quality;
     .  risks of inadequate manufacturing yields and excessive costs;
     . the potential lack of adequate capacity during periods of excess demand; . limited warranties on wafers or products supplied to us;
     .  potential increases in prices; and
     .  potential misappropriation of our intellectual property.

     With respect to certain of our products, we depend upon external foundries to produce wafers and, in some cases, finished products of acceptable quality, to deliver those wafers and products to us on a timely basis and to allocate to us a portion of their manufacturing capacity sufficient to meet our needs. On occasion, we have experienced difficulties with our suppliers failing to produce goods of sufficient quality or quantity or failing to meet delivery deadlines. Our wafer and product requirements typically represent a very small portion of the total production of these external foundries. As a result, we are subject to the risk that a producer will cease production on an older or lower-volume process that is used to produce our parts. Additionally, we cannot be certain our external foundries will continue to devote resources to the production of our products or continue to advance the process design technologies on which the manufacturing of our products are based.

     Certain of our products are assembled and packaged by third-party subcontractors. We do not have long-term agreements with any of these subcontractors. Assembly and packaging is conducted on a purchase order basis. As a result, we cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems that could increase the costs of manufacturing, assembly or packaging of our products. In addition, we may, from time to time, be required to accept price increases for assembly or packaging services. Due to the amount of time normally required to qualify assembly and packaging subcontractors, product shipments could be delayed significantly if we are required to find alternative subcontractors. In the future, we may contract with third parties for the testing of our products. Any problems associated with the delivery, quality or cost of the assembly, testing or packaging of our products could have a material adverse effect on our business.

     Due to an industry transition to six-inch and eight-inch wafer fabrication facilities, there is a limited number of suppliers of the four-inch wafers that we use to build products in our existing manufacturing facility, and we rely on a single supplier for these wafers. Although we believe that we will have sufficient access to four-inch wafers to support production in our existing fabrication facility for the foreseeable future, we cannot be certain that our current supplier will continue to supply us with four-inch wafers on a long-term basis. Additionally, the availability of manufacturing equipment needed for a four-inch process is limited, and certain new equipment required for more advanced processes may not be available for a four-inch process.

Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues and profits.

     Historically, a relatively small number of customers has accounted for a significant portion of our revenues in any particular period. For example, our five largest customers accounted for approximately 44%, 46%, 56% and 62% of our revenues in fiscal 1997, fiscal 1998, the first nine months of fiscal 1999 and the quarter ended December 31, 1998, respectively, and sales to Nortel accounted for approximately 20%, 21%, 18% and 20% of our revenues in each of these periods. However, we have no long-term volume purchase commitments from any of our major customers. We anticipate that sales of products to relatively few customers will continue to account for a significant portion of our revenues. A reduction, delay or cancellation of orders from one or more significant customers or the loss of one or more key customers could significantly reduce our revenues and profits. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

Our strategy is based on growth, and periods of rapid growth and expansion have placed, and could continue to place, a significant strain on our limited personnel and other resources.

     To manage expanded operations effectively, we will be required to continue to improve our operational, financial and management systems and to successfully hire, train, motivate and manage our employees. In addition, the integration of past and future potential acquisitions, the construction and operation of our planned wafer fabrication facility, the initial integration of the proposed new wafer fabrication facility with our current facility and the subsequent potential transfer of our manufacturing operations to the proposed new wafer fabrication facility will require significant management, technical and administrative resources. We cannot be certain that we will be able to manage our growth or effectively integrate our planned wafer fabrication facility into our current operations.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, hire and retain additional personnel.

     There is intense competition for qualified personnel in the semiconductor industry, in particular design engineers, and we may not be able to continue to attract and train engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Although we have entered into an "at-will" employment agreement with David M. Rickey, the President and Chief Executive Officer, we have not entered into fixed term employment agreements with any of our executive officers except for one-year employment agreements with Ram Sudireddy, Vice President, Cimaron, and Gary Martin, Vice President and Chief Technical Officer, Cimaron. In addition, we have not obtained key-person life insurance on any of our executive officers or key employees. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product and process development programs.

We anticipate that we will need to raise additional capital in the future, and we cannot be certain that additional debt, lease or equity financing will be available on commercially reasonable terms or at all.

     We require substantial working capital to fund our business, particularly to finance inventories and accounts receivable and for capital expenditures. We believe that our available cash, cash equivalents and short-term investments and cash generated from operations, will be sufficient to meet our capital requirements through the next 12 months, although we could be required, or could elect, to seek to raise additional financing during this period. Our future capital requirements will depend on many factors, including:

     .  the costs associated with the expansion of manufacturing operations;
     .  the rate of revenue growth;
     . the timing and extent of spending to support research and development programs and expansion of sales and marketing;
     . the timing of introductions of new products and enhancements to existing products; and
     .  market acceptance of our products.

     Additionally, we may elect to acquire other businesses, which would entail the issuance of stock and the payment of cash. We may elect to raise additional cash to finance such transactions. We expect that we will need to raise additional debt or equity financing in the future, primarily for purposes of financing the acquisition of property for our proposed new wafer fabrication facility, the construction of the proposed new wafer fabrication facility and the purchase of equipment for the proposed new wafer fabrication facility.

We may not be able to protect our intellectual property adequately.

     We rely in part on patents to protect our intellectual property. There can be no assurance that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that if challenged, will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design around any patents that may be issued to us.

     To protect our intellectual property, we also rely on the combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. Despite these efforts, we cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property.

Our business, operating results and financial condition could be materially adversely affected by litigation involving patents and proprietary rights.

     As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have, in the past and may, in the future be notified that we may be infringing the intellectual property rights of third parties. We have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. We cannot be certain that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business. On July 31, 1998, the Lemelson Medical, Education & Research Foundation Limited Partnership filed a lawsuit in the U.S. District Court for the District of Arizona against 26 companies, including us, engaged in the manufacture and/or sale of IC products. The complaint alleges infringement by the defendants of certain U.S. patents held by the Lemelson Partnership relating to certain semiconductor manufacturing processes. On November 25, 1998, we were served a summons pursuant to this lawsuit. The complaint seeks, among other things, injunctive relief and unspecified treble damages. Previously, the Lemelson Partnership has offered us a license under the Lemelson patents. We are monitoring this matter and, although the ultimate outcome of this matter is not currently determinable, we believe, based in part on the licensing terms previously offered by the Lemelson Partnership, that the resolution of this matter will not have a material adverse effect on our financial position or liquidity; however, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect on our results of operations for any quarter. Furthermore, there can be no assurance that we would prevail in any such litigation.

     Any litigation relating to the intellectual property rights of third parties, including the Lemelson Patents, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms or at all.

Our operating results are subject to fluctuations because we rely substantially on foreign customers.

     International sales (including sales to Canada) accounted for 40%, 42% and 40% of revenues in fiscal 1997, fiscal 1998 and the first nine months of fiscal 1999, respectively. International sales may increase in future periods and may account for an increasing portion of our revenues. As a result, an increasing portion of our revenues may be subject to certain risks, including:

     .  changes in regulatory requirements;
     .  tariffs and other barriers;
     .  timing and availability of export licenses;
     .  political and economic instability;
     .  difficulties in accounts receivable collections;
     .  natural disasters;
     . difficulties in staffing and managing foreign subsidiary and branch operations;
     .  difficulties in managing distributors;
     . difficulties in obtaining governmental approvals for communications and other products;
     .  foreign currency exchange fluctuations;
     . the burden of complying with a wide variety of complex foreign laws and treaties; and
     .  potentially adverse tax consequences.

     Although less than eight percent of our revenues were attributable to sales in Asia during the nine months ended December 31, 1998, the recent economic instability in certain Asian countries could adversely affect our business, financial condition and operating results, particularly to the extent that this instability impacts the sales of products manufactured by our customers. We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

We could incur substantial fines or litigation costs associated with our storage, use and disposal of hazardous materials.

     We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines, the suspension of production or a cessation of operations. In addition, these regulations could restrict our ability to expand our facilities at the present location or construct or operate our planned wafer fabrication facility or could require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. Since 1993 we have been named as a potentially responsible party, or PRP, along with a large number of other companies that used Omega Chemical Corporation in Whittier, California to handle and dispose of certain hazardous waste material. We are a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, our payment obligations with respect to these funding efforts have not been material, and we believe that our future obligations to fund these efforts will not have a material adverse effect on our business, financial condition or operating results. Although we believe that we are currently in material compliance with applicable environmental laws and regulations, we cannot assure you that we are or will be in material compliance with these laws or regulations or that our future obligations to fund any remediation efforts, including those at the Omega site, will not have a material adverse effect on our business.

Our ability to manufacture sufficient wafers to meet demand could be severely hampered by a shortage of water.

     We use significant amounts of water throughout our manufacturing process. Previous droughts in California have resulted in restrictions being placed on water use by manufacturers and residents in California. In the event of future drought, reductions in water use may be mandated generally, and it is unclear how such reductions will be allocated among California's different users. We cannot be certain that near term reductions in water allocations to manufacturers will not occur.

Our stock price is volatile.

     The market price of our common stock has fluctuated significantly to date. In addition, the market price of the common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

     .  our anticipated or actual operating results;
     .  announcements or introductions of new products;
     . technological innovations or setbacks by us or our competitors; . conditions in the semiconductor, telecommunications, data communications, ATE, high-speed computing or military markets; . the commencement of litigation;
     . changes in estimates of the Company's performance by securities analysts;
     . announcements of merger or acquisition transactions; and . other events or factors.

     In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may affect adversely the market price of our common stock.

If we are not adequately prepared for the transition to Year 2000, our business, operating results and financial condition could suffer.

     As a semiconductor manufacturer with our own wafer fabrication facility, we are dependent on computer systems and manufacturing equipment with embedded hardware or software to conduct our business. We have developed and are currently executing a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities Year 2000 ready. The plan covers five stages including:

     (i)    inventory;
     (ii)   assessment;
     (iii)  remediation;
     (iv)   testing; and
     (v)    contingency planning.

     The inventory and assessment stages were completed in March 1999. We will primarily utilize internal resources to reprogram, or replace where necessary, and test the software for Year 2000 modifications. The remediation, testing and contingency planning stages are targeted to be completed in November 1999.

     We have initiated communications with our critical external suppliers to determine the extent to which we may be vulnerable to their failure to resolve their own Year 2000 issues. Where practicable, we will assess and attempt to mitigate our risks with respect to the failure of these entities to be Year 2000 ready. The effect, if any, on our results of operations from the failure of such parties to be Year 2000 ready, is not reasonably estimable.

     As of December 31, 1998, we have incurred and expensed approximately $200,000 related to the Year 2000 project and expect to incur an additional $700,000 on completing the Year 2000 project. Approximately one-half the costs associated with the Year 2000 project will be internal resources that have been reallocated from other projects, with the balance of costs reflecting incremental spending for equipment and software upgrades. The costs of the Year 2000 Project will be funded through operating cash flows, with the cost of internal resources expensed as incurred and the cost of equipment and software upgrades capitalized or expensed in accordance with our policy on property and equipment.

     The costs of the project and the date on which we plan to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Among the factors that might cause such material differences are:

     .  the availability and cost of personnel trained in this area;
     . the ability to locate and correct all relevant computer codes; and . the ability to identify and correct equipment with embedded hardware or software and similar uncertainties.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

     Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control of AMCC, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on stockholders of AMCC. Section 203 of the Delaware General Corporation Law, to which we are subject, restricts certain business combinations with any "interested stockholder" as defined by this statute. The statute may also delay, alter or prevent a change of control.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of these shares.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

     On March 17, 1999, we issued 2,908,587 shares of our common stock to the shareholders of Cimaron Communications Corporation pursuant to a merger agreement. Under the terms of the merger agreement, Cimaron Communications Corporation became our wholly-owned subsidiary.

                             PLAN OF DISTRIBUTION

     Shares of common stock offered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the Nasdaq National Market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions, including pursuant to one or more of the following methods:

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     . block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and
     .  in privately negotiated transactions.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters" under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

     Certain of the selling stockholders may distribute their shares from time to time to their limited and/or general partners, who may sell shares pursuant to this prospectus. In addition, each selling stockholder may also transfer shares owned by him or her by gift and, upon the transfer, the donee would have the same rights of sale as the selling stockholder under this prospectus.

     The selling stockholders may pay selling commissions or brokerage fees with respect to the sale of the common stock offered by this prospectus. Each selling stockholder will also pay all applicable transfer taxes incurred in connection with the sale of shares.

     We have advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The selling stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

     .    not engage in any stabilization activity in connection with any of our securities;
     .    provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered;

     .    not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

     .    not effect any sale or distribution of the shares offered hereby until after the prospectus has been appropriately amended or supplemented, if required; and

     .    effect all sales, distributions or gifts of shares in accordance with this plan of distribution.

     We have agreed to maintain the effectiveness of this registration statement until March 17, 2000. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of March 31, 1999 with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

     The number and percentage of shares beneficially owned is based on a total of 26,612,069 shares outstanding at March 31, 1999 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of March 31, 1999 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                            Shares Beneficially Owned                                 Shares Beneficially
                                            Prior                                Shares Offered by    Owned After
Selling Stockholder                         to the Offering                      this Prospectus(1)   the Offering
------------------                          ---------------------------------    -----------------    -------------------------
                                                   Number        Percent                                Number      Percent
                                                   ------        -------                              ----------   ---------
Matrix Partners(2)                                 795,200         2.99%               795,200                 0      *
Greylock IX, Limited Partnership                   789,236         2.97                789,236                 0      *
Ramakrishna Sudireddy                              321,936         1.21                321,936                 0      *
Gary Martin                                        278,817         1.05                278,817                 0      *
Gururaj Deshpande                                  115,934         *                   115,934                 0      *
Charles Waite                                       73,845         *                    73,845                 0      *
Shahrukh Merchant                                   68,788         *                    68,788                 0      *
Christos Skalkos                                    65,604         *                    65,604                 0      *
Steve Boulanger                                     62,097         *                    62,097                 0      *
John LoMedico                                       62,097         *                    62,097                 0      *
John Langevin                                       32,802         *                    32,802                 0      *
Other former Cimaron stockholders as a             243,224         *                   242,230               994      *
group(3)

______________________________
(1) Of the total shares of common stock listed as owned by the selling stockholders, a total of 290,858 shares are held in an escrow account to secure indemnification obligations of the selling stockholders to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders no later than June 30, 1999. The number of shares indicated as owned by each selling stockholder includes those shares (representing 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

(2) Includes 715,680 shares owned by Matrix Partners V, LP and 79,520 shares owned by Matrix V Entrepreneurs Fund, LP.

(3) Includes 994 shares issuable upon exercise of options that will have vested as of May 29, 1999.

     Except as described below, none of the selling stockholders in the above table has had any material relationship, other than as an employee or consultant, with us or any of our predecessors or affiliates within the last three years:

 .    Prior to the merger of Cimaron Communications Corporation with AMCC, pursuant to which Cimaron became our wholly owned subsdiary, the following selling stockholders had the following material relationships with Cimaron:

        .  Ramakrishna Sudireddy, President and Chief Executive Officer,
           Director;
        .  Gary Martin, Vice President and Chief Technical Officer, Director;
        .  Charles Waite, Vice President of Operations;
        .  Steve Boulanger, Vice President and Chief Financial Officer;
        .  John LoMedico, Vice President of Sales and Marketing;
        .  Gururaj Deshpande, Director;
        . Greylock IX Limited Partnership owned more than 10% of the outstanding stock of Cimaron and David Aronoff, a general partner of Greylock was a director of Cimaron; and
        . Matrix Partners V, L.P. and Matrix V Entrepreneurs Fund, L.P., owned more than 10% of the outstanding stock of Cimaron and Timothy Barrows, a general partner of both Matrix partnerships, was a director of Cimaron.

 .    Following the merger, Mr. Sudireddy became the Vice President, Cimaron and
     Mr. Martin became the Vice President and Chief Technical Officer, Cimaron.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to Applied Micro Circuits Corporation.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statement and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Applied Micro Circuits Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares, or until we terminate the effectiveness of this registration statement.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the year ended March 31, 1998, (File No 0-23193), as amended by Form 10-K/A.

     2. Our definitive Proxy Statement dated June 15, 1998, filed in connection with our 1998 Annual Meeting of Stockholders.

     3. Our Quarterly Reports on Form 10-Q, as amended, for the quarters ended December 31, 1998, September 30, 1998, and June 30, 1998, (File No. 0-23193).

     4. Our Current Reports on Form 8-K, filed with the SEC on April 18, 1999 (File No. 0-23193).

     5. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on October 10, 1997, (File No. 0-23193), including any amendments or reports filed for the purpose of updating such description.

     6. All of the filings pursuant to the Exchange Act after the date of filing the original Registration Statement and prior to the effectiveness of the Registration Statement.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Joel Holliday, 6290 Sequence Drive, San Diego, CA 92121, telephone: (619) 450-9333.